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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. )1
                      INTERNATIONAL DISPENSING CORPORATION

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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   459407 10 2
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                                 (CUSIP Number)

                                 Jay Weil, Esq.
                             Shustak Jalil & Heller
                               545 Madison Avenue
                            New York, New York 10022
                             Tel. No. (212) 688-5900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 25, 2002
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             (Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

              NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 24 Pages)
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  1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 459407 10 2                  13D                    PAGE 2 OF 24 PAGES
                                                                  ---  ---
-----------------------                                  -----------------------

------ -------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Juliet Shield
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       -------------------------------------------------------------------------
       (a) [ ]
       -------------------------------------------------------------------------

       (b) [ ]
       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

------ -------------------------------------------------------------------------
   3   SEC USE ONLY

------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
              PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       -------------------------------------------------------------------------
       2(d) or 2(e)   [ ]
       -------------------------------------------------------------------------

------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
------ -------------------------------------------------------------------------
                            SOLE VOTING POWER
                       7               1,110,333
    NUMBER OF       ------ -----------------------------------------------------
     SHARES                 SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY           8                       0
      EACH          ------ -----------------------------------------------------
    REPORTING               SOLE DISPOSITIVE POWER
     PERSON            9               1,110,333
      WITH          ------ -----------------------------------------------------
                            SHARED DISPOSITIVE POWER
                       10                      0
------ -------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,110,333
------ -------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

------ -------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          10.3%
------ -------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                          IN
------ -------------------------------------------------------------------------

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ITEM 1.    SECURITY AND ISSUER.

     (a) This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of International Dispensing Corporation, a Delaware corporation ("IDC" or the "Company").

     (b) The principal executive offices of IDC are located at 1111 Benfield Blvd., Suite 230, Millersville, Maryland 21108.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) This Statement on Schedule 13D is being filed by Juliet Shield (the "Reporting Person").

     (b) The Reporting Person's business address is 221 North Starwood, Aspen, Colorado 81611.

     (c) The Reporting Person is a private investor.

     (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

     (e) The Reporting Person is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 2, 2001, the Reporting Person purchased 75 shares of the Company's Series C Redeemable Convertible Preferred Stock ("Series C Stock") for a purchase price of $150,000. In July 2001 the Reporting Person purchased 25,000 shares of the Company's Common Stock for a purchase price of $25,000 from another stockholder. On December 28, 2001 the Reporting Person purchased an additional 75 shares of Series C Stock for a purchase price of $150,000 upon exercise of certain warrants issued to the Reporting Person in the June 2, 2001 transaction. On November 25, 2002 the Reporting Person purchased 25 shares of the Company's Series D Redeemable Convertible Preferred Stock (the "Series D Stock") for a purchase price of $50,000. All of such amounts were paid with the Reporting Person's personal funds. The Series C Stock is immediately convertible into Common Stock initially at the rate of one share of Common Stock for each $.30 in liquidation value of the Series C Stock converted. The Series D Stock is immediately convertible into Common Stock initially at a rate of one share of Common Stock for each $1.00 in liquidation value of the Series D Stock converted. The conversion rates are subject to adjustment in certain circumstances.

ITEM 4.    PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Common Stock, Series C Stock and Series D Stock for investment purposes only.

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     The holders of Series C Stock and Series D Stock are entitled to receive cumulative dividends at the rate of 12% per year. In the discretion of the Company, the dividends may be paid in cash, in additional shares of Series C Stock or Series D Stock, as the case may be, or in a combination of cash and stock.

     The holders of Series C Stock and Series D Stock are entitled to vote on all matters (including elections of directors) together with the holders of the Common Stock with each share of Series C Stock and Series D Stock having the number of votes equal to the number of whole and fractional shares of Common Stock into which such share is then convertible (as of the date hereof each share of Series C Stock would have approximately 6,667 votes and each share of Series D Stock would have 2,000 votes).

     Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

     The Reporting Person reserves the right from time to time to acquire or dispose of shares

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of the Series C Stock, Series D Stock or Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 1,110,333 shares of the Company's Common Stock which represents approximately 10.3% of the Company's outstanding common stock.

     (b) The Reporting Person has sole voting and investment power with respect to the 1,110,333 shares of Common Stock referred to herein.

     (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except that on November 25, 2002, the Reporting Person purchased directly from the Company 25 shares of Series D Stock at a price of $2,000 per share. Such shares of Series D Stock are currently convertible into 50,000 shares of Common Stock.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           1. Amendment, dated June 2, 2001 to Preferred Stock Subscription Agreement dated as of August 15, 2000 among certain investors and the Company adding Juliet Shield as a party.

           2. Preferred Stock Subscription Agreement dated as of November 25, 2002 between the Company and the Reporting Person.





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                                   November 27, 2002
                                            ------------------------------------
                                                         (Date)



                                              /s/ Juliet Shield
                                            ------------------------------------
                                                  Juliet Shield









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